CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release February 6, 2002 STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso North America announces Asset Restructuring Program and Equipment Investments

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will permanently discontinue production of its folding carton operations and pasted chip line at the Wisconsin Rapids Paperboard Mill; permanently shut down the No. 23 lightweight coated (LWC) paper machine at the Division's Biron Mill; and invest approximately $50 million in a two-year program to modernize select pulp and paper machines within its magazine paper business.

The asset restructuring program will include major enhancements to the No. 26 LWC paper machine at the Division's Biron Mill; improvements to the No. 64 LWC paper machine at its Whiting Mill; and a pulp-plant expansion at its existing thermo-mechanical pulp (TMP) plant at its Canadian Port Hawkesbury papermaking facility.

"Our pursuit of both improved efficiency and enhanced quality through prudent investments and asset management is never-ending. This combination of closures and capital investments strengthens our asset base and competitive position in North America," said Kai Korhonen, president of Stora Enso North America. "It's a step forward in efficiency and quality of our coated magazine papers."

Wisconsin Rapids Paperboard Mill

Production of Stora Enso North America's folding carton and pasted chip operations at the Wisconsin Rapids Paperboard Mill in Wisconsin Rapids, Wis., will be discontinued this year in mid- to late April, resulting in permanent closure of these operations with the capacity to produce 25 000 tonnes per year. This Stora Enso strategic decision comes after exhaustive efforts to make these operations profitable and also after a thorough market trend analysis of profitable business growth opportunities.

As previously announced, certain assets of Stora Enso North America's Wisconsin Rapids Paperboard Products Mill were sold to Corenso North America, a subsidiary of Corenso United Oy Ltd, of which Stora Enso is a majority owner. The asset transfer was completed on January 2, 2002. The No. 13 paperboard machine at the Wisconsin Rapids Paper Mill and the associated recycling operation, the Paperboard office and production facility, and the coreboard and core machinery and equipment are assets that have been transferred to Corenso North America. Because of the closure of the folding carton and pasted chip line and future production and efficiency measures, Stora Enso North America's work force will be reduced by about 120 people.

Restructuring and Investments in Magazine Paper Operations

Investments will be made in the Biron Mill's No. 26 LWC paper machine, Biron, Wis., to improve the machine's production efficiency and to increase the machine's speed. These improvements also will lead to improved paper performance on printing presses. The investment will make No. 26 paper machine, already the Division's largest groundwood paper machine, more competitive in today's global paper industry. Because of the investment, the annual capacity of the machine will increase. The project is expected to be complete in 2003.

The Biron Mill's oldest and least competitive LWC paper machine, No. 23, will be permanently shut down. This permanent machine shutdown will reduce the Biron Mill's lightweight-coated paper capacity by about 50 000 tonnes per year. Due to the machine's inefficiencies and weak demand for the products that it produces, this machine has not operated since March 30, 2001. Because the paper machine has been down for nearly one year, no further reductions are expected in the mill's total work force due to No. 23's shutdown.

At Stora Enso North America's Whiting Mill, Whiting, Wis., a new winder will be added to the mill's No. 64 LWC paper machine. This addition will improve the characteristics of the paper and further strengthen the machine's competitive position in the demanding ultra-lightweight coated paper market.

The existing TMP pulp plant at the Port Hawkesbury Mill, Port Hawkesbury, Nova Scotia, Canada, will be expanded to better support the production of its two paper machines. No. 1 paper machine produces newsprint. No. 2 paper machine is the largest machine producing supercalendered paper in the world. The investment will enhance the efficiency and productivity of the pulp-making process.

"Stora Enso North America will continue to operate in a disciplined fashion while pursuing appropriate opportunities for growth," Korhonen explained. "The market for coated papers is difficult due to the current economic downturn; however, the organization is poised to improve along with the domestic economy."

Stora Enso North America currently employs about 6 400 people, compared with employment of about 7 000 one year ago.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Communications and Investor Relations, Stora Enso North America,
tel. 715 422 1521
Kari Vainio, Excecutive Vice President, Communications and Investor Relations,
tel. +44 7799 34 81 97

www.storaenso.com

Stora Enso North America is a Division of Stora Enso Oyj, one of the world's leading forest product companies. The Division is North America's leading producer of coated and supercalendered printing papers for the printing and publishing industries. In addition, Stora Enso North America is a premier producer of specialty papers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2002

STORA ENSO CORPORATION

By: /s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

By: /s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel